FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 29, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

Publicly-traded company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE ORDINARY GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING HELD ON APRIL 29 2011

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, TIME AND PLACE: April 29 2011 at 10:30 a.m. at the Company’s registered offices at Av. Rua Jorge Tzachel, 475, in the city of Itajaí, State of Santa Catarina,  QUORUM: Shareholders representing 71,67%  of the voting capital. Also present at the Meeting representing the Company, the Chief Executive Officer, José Antonio do Prado Fay; the Chief Financial Officer and Investor Relations, Leopoldo Viriato Saboya; Human Resources Officer, Gilberto Antonio Orsato, Corporate Affairs Officer, as well as by videoconference, the Control and Planning Director, Augusto Ribeiro, and representing member of the Fiscal Council, Attílio Guaspari. Also present Nik Adams, representative of KPMG Auditores Independentes S/C and Mr. Francisco Costa e Silva, representative of Bocater Loweyers. CONVENING NOTICE: Published in the newspapers: Diário Oficial do Estado de Santa Catarina, Diário Catarinense, editions of March 28, 29 e 30 2011 and Valor Econômico-SP, editions of March 25, 26 e 29 2011. FINANCIAL STATEMENTS: Published in the Diário Oficial do Estado de Santa Catarina and Diário Catarinense, on March 28 2011 and Valor Econômico (National Edition) on March 25 2011. TABLE: Nildemar Secches, Co-Chairman and Edina Biava, Secretary. AGENDA:  ORDINARY GENERAL MEETING – 1.  To examine  and vote the Management Report, Financial Statements and other documents relative to the fiscal year ending December 31, 2010, and to deliberate on the allocation of the result; 2. To ratify the distribution of shareholders remuneration as decided by the Board of Directors; 3. Election of the Board of Directors; 4. To elect the Fiscal Council. Audit Committee. EXTRAORDINARY GENERAL MEETING – 1. To  establish the annual and aggregate compensation for members of management and the Fiscal Council; RESOLUTIONS ADOPTED (approved by the most shareholders, considering the abstentions and against votes): 1. Approved the Management Report, Financial Statements and other documents with respect to the fiscal year terminating on December 31 2010  and the allocation of the Company’s Net Income for the Fiscal Year 2009 as follows: Net Income for the Fiscal Year; R$ 804,105,826.29;  Adjustment by adoption of IFRS R$ 204.607.272,52; Net Income to be allocated R$ 599.498.553,77; Legal Reserve R$ 40.205.291,31; Interest on Shareholders’ Equity: R$ 262.500.000,00; Reserve for Capital Increase R$ 119.899.710,75; Use of the Reserve for Expansion R$ 176,893,551.71. 2.  Ratified the resolutions of the Board of Directors, ad referendum of the General Meeting, approving the payment of R$ 262,500,000.00 (two hundred and sixty-two million, five hundred  thousand Reals), equivalent to R$ 0.30124415 per share of the free float, subject to withholding tax of 15%, with the exception of those shareholders immune/exempt, on the 870,184,866 shares issued, in the form of interest on capital, pay-out having been made on August 27, 2010 (R$ 0.061136430 per share) and on February 24, 2011 (R$ 0.24010772 per share). The amount distributed to the shareholders, for fiscal year 2010, represented 34.36% of net adjusted income for the fiscal year, pursuant to Article 202 of Law 6.404/76, for the purposes of the mandatory dividend. 3. Election of the Board of Directors with a term of office to run until the E/OGM of 2013, being made up of Effective Member and Chairman, NILDEMAR SECCHES, brazilian, widower, mechanical enginner, enrolled in the private taxpayers’ register (CPF) under number CPF n.º 589.461.528-34, bearer of ID card number 3.997.339-6 SSP/SP, resident and domiciled in São Paulo-SP; Alternate Member: WANG WEI CHANG, Brazilian, married, electronics engineer, enrolled in the Brazilian taxpayers’ register (CPF) under number 534.698.608-15, bearer of ID card number  3.730.889-0 SSP/SP, resident and domiciled in São Paulo-SP; Effective Member and Vice-Chairman PAULO ASSUNÇÃO DE SOUZA, brazilian, married, lawyer, enrolled in the private taxpayers’ register (CPF) under number CPF n.º 588.584.748-72, bearer of ID card number 7.292.172 SSP/SP, resident and domiciled in Rio de Janeiro-RJ; Alternate Member: JOÃO JOSÉ CAIAFA TORRES, Brazilian, married, company administrator, accountant, enrolled in the Brazilian taxpayers’ register (CPF) under number 010.570.496-20; bearer of professional ID number  10820 CRC/MG, resident and domiciled in Brasilia-DF; Effective Member: DÉCIO DA SILVA (independent member), brazilian, married, industrial entrepreneur, enrolled in the private taxpayers’ register (CPF) under number CPF n.º 344.079.289-72, bearer of ID card number 303.055 SSP/SP, resident and domiciled in Jaragua do Sul, SC; Alternate Member: GERD EDGAR BAUMER, Brazilian, widower, company administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number  005.721.609-68, bearer of ID card number 2/R 71.449/SSP-SC, resident and domiciled in Jaraguá do Sul-SC; Effective Member:  LUÍS CARLOS FERNANDES AFONSO, brazilian, single, economist, enrolled in the Brazilian taxpayers’ register (CPF) under number 035.541.738-35, bearer of ID card number 13.611.483-0 SSP/SP, resident and domiciled in Rio de Janeiro-RJ; Alternate Member: SUSANA HANNA STIPHAN JABRA, Brazilian, economist, divorced, enrolled in the Brazilian taxpayers’ register (CPF) under number 037.148.408-18, bearer of ID card 7.366.839-4 SSP/SP, resident and domiciled in Rio de Janeiro-RJ; Effective Member:  LUIZ FERNANDO FURLAN (independent member), brazilian, married, business administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number 019.489.978-00, bearer of ID card number 2.985.393 SSP/SP, resident and domiciled in Barueri-SP; Alternate Member: ROBERTO FALDINI, Brazilian, married, businessman, enrolled with the CPF under No. 070.206.438-68, Identity Card (RG) No. 3.182.138-8 SSP/SP, residing and domiciled at São Paulo/SP; Effective Member:  MANOEL CORDEIRO SILVA FILHO (indepedent member) Brazilian, married, business administrator, enrolled in the Brazilian taxpayers’

register (CPF) under number  253.571.747-68, bearer of ID CRA-RJ 11.458-1, resident and domiciled Rio de Janeiro-RJ; Alternate Member: MAURÍCIO DA ROCHA WANDERLEY, Brazilian, married, economist, enrolled in the Brazilian taxpayers’ register (CPF) under number 001.911.777-92, bearer of ID card 07562152-4/IFP, resident and domiciled in Niterói-RJ; Effective Member:  WALTER FONTANA FILHO (independent member), brazilian, married, economist, enrolled in the Brazilian taxpayers’ register (CPF) under number 947.648.408-04, bearer of ID card number 4.250.008 SSP/SP, resident and domiciled in São Paulo-SP; Alternate Member:  Eduardo Fontana D’Ávila, Brazilian, married, civil engineer, enrolled with the CPF under No. 947.648.328-87, Identity Card (RG) No. 5.142.157 SSP/SP, residing and domiciled at São Paulo/SP; Effective Member:  ALLAN SIMÕES TOLEDO, brazilian, married, business administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number º 050.080.458-30, bearer of ID card number 131.919.969 SSP/SP, resident and domiciled in São Paulo-SP; Alternate Member:  HELOISA HELENA SILVA DE OLIVEIRA, brazilian, divorced, economist, enrolled in the Brazilian taxpayers’ register (CPF) under number 356.627.517-49, bearer of ID card 1225648, resident and domiciled in  Brasilia-DF; Effective Member:  JOSÉ CARLOS REIS DE MAGALHÃES NETO (independent member), brazilian, married, business administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number 286.951.128-02, bearer of ID card number 22.390.173-8 SSP/SP, resident and domiciled in São Paulo-SP; Alternate Member:  EDUARDO SILVEIRA MUFAREJ, brazilian, married, business administrator, enrolled with the CPF under No. 263.395.488-06, Identity Card (RG) No. 27.074.850-7 SSP/SP, residing and domiciled at São Paulo/SP; Effective Member:  PEDRO DE ANDRADE FARIA (independent member), brazilian, married, business administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number 271.782.078-76 bearer of ID card number 22.265.414-4 SSP/SP, resident and domiciled in São Paulo-SP; Alternate Member:  MARCELO GUIMARÃES LOPO LIMA, brazilian, married, business administrator, enrolled with the CPF under No. 132.483.688-10, Identity Card (RG) nº 23.417.812-7 SSP/SP, residing and domiciled at São Paulo/SP; The effective Directors and alternates hereby elected have declared that they are totally unencumbered pursuant to Article 147 of Law 6,404/76, for the exercise of their respective functions; 4. Elected to the Fiscal Council/Audit Committee with a term of office to run until the E/OGM of 2011, being made up of (i) as effective member and financial specialist and independent member: ATTÍLIO GUASPARI, Brazilian, married, engineer, enrolled in the taxpayers’ register (CPF) under number 610.204.868-72, bearer of ID card 19.799-6 issued by the Air Force Ministry, Office Adress: Rua Hungria, 1400 – São Paulo-SP; Alternate Member: AGENOR AZEVEDO DOS SANTOS, Brazilian, married, accountant, enrolled in the taxpayers’  register (CPF) under number 383.239.407-97, bearer of professional ID CRC-RJ  number 43670-5, Office Adress: Rua Hungria, 1400 – São Paulo-SP; (ii) as effective member: MANUELA CRISTINA LEMOS MARÇAL, brazilian, married, economist, enrolled with the CPF under No. 070.977.207-60, Identity

Card (RG) nº 07.147.547-9 IFP, residing and domiciled at Rio de Janeiro- RJ;  alternate member PAOLA ROCHA FERREIRA, Brazilian, married, engineer, enrolled in the Brazilian taxpayers’ register (CPF) under number 081.786.107-60, bearer of ID card number 10.754.129-4 SSP/SP, resident and domiciled in  Rio de Janeiro-RJ; as effective member: DÉCIO MAGNO ANDRADE STOCHIERO, brazilian, married, business administrator, enrolled with the CPF under No. 279.497.881-00, Identity Card (RG) nº 733.275 SSP/SP, residing and domiciled at Brasília-DF; alternate member: TARCISIO LUIZ SILVA FONTENELE, brazilian, married, lawyer, enrolled in the private taxpayers’ register (CPF) under number CPF n.º 265.672.021-49, bearer of ID card number OAB-DF 5919, resident and domiciled in Brasília-DF; the effective and alternate councilors hereby elected have declared that they are totally unencumbered pursuant to Article 147 of Law 6,404/76, for the exercise of their respective functions; 5. Approved the compensation of the BRF Company’s Management for the current fiscal year in the aggregate and annual value of up to R$33 million, including additional compensation in December 2011, in an amount corresponding to one month’s salary, including the additional remuneration for December 2011 for the value corresponding to one month’s fees. The payment of the minimum value established in law of 10% of the average compensation of each member of management as compensation for the members of the Fiscal Council is assured pursuant to Article 162, Paragraph 2 of Law 6.404/76.   DOCUMENTS  ATTACHED: 1. Shareholders Attendance List. DOCUMENTS  FILED WITH THE COMPANY: 1. Proxy instruments granted; 2. Voting declarations. TERMINATION:  These minutes, having been drafted, read and approved, were signed by those present. (Authorized the publication of these minutes excluding the signatures of the shareholders present pursuant to Article 130, Paragraph 2 of Law 6,404/76). Itajaí-SC, April 29 2011. Nildemar Secches, Co-Chairman, Edina Biava, Secretary; Wilson Newton de Mello Neto - OAB-SP Nº 140099; Francisco da Costa e Silva; Escritório de Advocacia Bocater, Camargo, Costa e Silva Advogados - OAB/RJ 21.370. BIRD FIA, SHAN BAN CHUN, FUNDO DE INV EM AÇÕES AÇÃO, FIA IBOVESPA VALUE, FPRV2 AND FUN INV MULTIMERCADO, PETROS - FUND. PETROBRÁS SEG. SOC.; FUND VALE R DOCE SEG SOC VALIA, CAIXA PREVID FUNC DO BCO DO BR; WEG PART E SERVICOS S A; FUND SISTEL SEGURIDADE SOCIAL; BTG ARF BRAZIL INVESTMENTS LP; BTG P LOC FUN INV MULTIMERCADO; BTG PACTUAL HEDGE FIM; BTG PACT ABSOL INST FIA; BTG PACT ABSOLUTO MASTER FIA; BTG PACTUAL ANDROMEDA FIA; BTG PACTUAL DINAMICO FIA; BTG P E H FUN INV MULTIMERCADO; BTG PACT FIM LOC INSTITUCIONAL; BTG PACT FUND FUNDO INV ACOES; BTG GLOBAL FIM CP INV EXTERIOR; FI MULT PACT HED INSTITUCIONAL; BTG P I H S PREV MM FI PREVID; BTG P P F I AC PREVIDENCIARIO; BTG P P M F INV PREVIDENCIARIO; FUNDO DE INV EM ACOES BELLS; FUNDO DE INV DE ACOES ITAPOA; FUNDO INV EM ACOES PRVICOKE RV; FUNDO INV ACOES SAINT ANDREWS; FIM PREV1; FIM PREV2; PREVIDENCIA B FIA; FUNDO INV DE ACOES TURMALINA; FIA CABRAL; FUNDO INV DE ACOES DIAMOND OPT;FUNDO INV DE ACOES MANGALARGA; FUNDO INV ACOES LUXOR GLOBAL; FIM CREDITO PRIVADO DRAGSTER; FUNDO INV DE ACOES LIPIZZANER; FUNDO DE INV DE ACOES; ABSOLUTO LLC; BTG PACT GEMM BRAZIL INV LP; INFINITY VALUE INVESTMENTS LLC; SYMMETRY VALUE INVESTMENTS LLC; TOTAL RETURN INVESTMENTS LLC; ALSTOM INVESTMENTS LLC; OPUS ACOES FUNDO INV EM

ACOES; FATOR NSE HIB FUNDO INV ACOES; FIQFI FATOR NERV MULTIMERCADO; MERCURY INT INVESTMENTS LLC; BRESSER ACOES FIA; BRESSER HEDGE FIM; BRESSER HEDGE PLUS FIM; VOIGT SCHWARTZ ADM LTDA; EGGON JOAO DA SILVA; EGGON JOAO DA SILVA ADM LTDA; DABLIUVE ADMINISTRADORA LTDA; GERD EDGAR BAUMER; SI VOIGT ADMINISTRADORA LTDA; GUEPARDO AC INST FUN INV ACOES; GUEPARDO AC INST FUN INV ACOES; GUEPARDO MASTER FUND LLC; GUEPARDO FUNDO DE INV EM ACOES; BR FIM INV QUALIFICADO II; CLUBE DE INVESTIMENTO GUEPARDO; ONTARIO TEACH PENS PLAN BOARD; TARPON CSHG MAS FUN INV ACOES; CLUBE DE INVESTIMENTO TARPON; THE B O N YORK ADR DEPARTMENT; TEACHER RETIR SYSTEM OF TEXAS; STICHTING PHIL PENSIOENFONDS; STATE STREET EMERGING MARKETS; STATE O N JER COM PENS FUND D; STATE O C PUB EMPL RET SYSTEM; SSGA M B I N L QP COM TR FUND; SSGA E M I P N L COM TR FUND; SPDR S P EMERG LATIN AMER ETF; SHROPSHIRE COUNTY PENSION FUND; SCHWAB FUND EM MARK INDEX FUND; RUSSEL INVESTMENT COMPANY PLC; ROBECO CAPITAL GROWTH FUNDS; RAYTHEON COMPANY MASTER TRUST; PYRAMIS G T F E B P P M POOL; PYRAMIS EM MARK EQUITY TRUST; PPL SERV CORP MASTER TRUST; NORTHERN T NON UC COM CON FUND; NORTHERN TRUST INV FUNDS PLC; NEW ZEAL SUPERANNUATION FUND; NATIONAL G U P SCH TR LIMITED; NATIONAL C FOR SOC SECUR FUND; MORGAN STANL GLOBAL STRAT FUND; MORGAN ST OFF EMERG MARK FUND; MORGAN ST EMERG MARK FUND INC; MORGAN STANL INT FUND; MINISTRY OF STRAT AND FINANCE; MANAGED PENSION FUNDS LIMITED; LA COMP FIN EDM ROTHS BANQUE; JOHN HANC TR INT EQ IND TRUST; JOHN HANC TR INT EQ IND TR B; JOHN HANC FUN II EM MARK FUND;JAPAN T S B L R N PUT FOREIGN; IVY ASSET STRAT NEW OPP FUND; ISHARES II PUB LIMIT COMPANY; ISHARES MSCI BRIC INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; ISHARES MSCI EM MARK IND FUND; ISHARES MSCI BR FREE IND FUND; ISHARES III PUB LIMIT COMPANY; ING BEWAAR MAATSCHAPPIJ I BV; IMPERIAL EMERG ECONOMIES POOL; ILLINOIS ST B OF INVESTMENT; IBM DIV GLOBAL EQUITY FUND; IBM SAVINGS PLAN; FUTURE FUND BOARD OF GUARDIANS; FORD M C OF CAN L PENS TRUST; FORD MOT CO DEF BEN MAS TRUST; FIRST TRUST BICK INDEX FUND; FIDELITY FUNDS LATIN AMER FUND; FIDELITY I T F S G E U I FUND; FIDELITY S P CONS ST PORTFOLIO; FIDELITY INV TR FID TOT INT EF; FIDELITY EMERGING MARKETS FUND; FIDELITY LATIN AMERICA FUND; FIDELITY GLOBAL FUND; EMERGING MARKETS INDEX FUND E; EMERGING M S FREE EQ IND FUND; EMERGING MARK EQUITY TRUST 4; EATON V E F P E PPA EM MARKETS; EATON VAN PAR STR EM MARK FUND; EATON V P TAX MAN EM MARK FUND; DRIEHAUS EM MARK GROWTH FUND; COUNTY E A A B F O T C COUNTY; COLLEGE RETIR EQUITIES FUND; CITY O P PUB EMPL RET SYSTEM; CIBC EMERG MARKETS INDEX FUND; CAISSE DEPOT ET PLAC DU QUEBEC; BROOKSIDE CAPIT TRAD FUND L P; BRITISH C INV MAN CORPORATION; BRITISH AIRW PENS TR LTD MPF C; BRITISH AIRW PEN TR LTD MAIN C; BNP PARIBAS L1 EQUITY BRAZIL; BLACKROCK INST TRUST COMPANY; BELLSOUTH V T F N R EMPLOYEES; BELL ATLANTIC MASTER TRUST; BELLSOUTH RFA VEBA TRUST; AT T UNION WELF BENEFIT TRUST; ADVANCED S T A P EME PORTFOLIO; ABU DH RET PENS AND BENEF FUND; ABERDEEN LAT AMER EQ FUND INC; ABERDEEN GL LAT AMER EQ FUND; UNIBANCO CONS FUNDO INV ACOES; ITAU CONSUMO ACOES FUNDO INV; AMUNDI; OAKTREE E MARK ABS RET FUND LP; ROYCE HIPPOCRATES PARTNERS L P; POLLUX S A M F I MULTIMERCADO; POLLUX A I MAS FDO INV ACOES; POLLUX L S F INV MULTIMERCADO; 3FS FIA; PBRE LLC; POLLUX ACOES FUNDO INV ACOES; ITCA MULTIMERCADO CRÉDITO PRIVADO - FUNDO DE INVESTIMENTO; JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES; JGP MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP MAX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; NORTHERN GATE LLC; OURO BRANCO MULTIMERCADO CRÉDITO PRIVADO FUNDO DE INVESTIMENTO; SOLOIST CAPITAL

LLC; THE EMM UMBRELLA FUNDS; THE LATIN AMER DISC FUND INC; THE MAST SELECT INT FUND; THE MONET AUTH OF SINGAPORE; THE NORTH MUTUAL LIFE INSUR CO; THE PENS RES INV MANAG BOARD; THORNBURG MULT INV TRUST; TIAA C F T C EM MARK EQ FUND; TIAA C F T CREF EM MARK EQ I F; VANGUARD EM MARK ST INDEX FUND; VANGUARD WINDSOR FUND; VANGUARD T I S I FD SE VAN S F; VANGUARD T W F S I EQ IND FDS; VARIABLE I P F I E MARK PORTFO; WELLINGTON TRUST COMPANY N A; WELLINGTON MAN POR DUB P L C; WEST VIRG INV MANAGEMENT BOARD; WHEELS COMMON INVESTMENT FUND; WILMINGTON INT EQ FUND SEL LP; WILMINGTON MUL MANAG INT FUND; THE CAL STATE TEACH RETIR SYS; JGP H MAS FUN INV MULTIMERCADO; JGP M MAS FUN INV MULTIMERCADO; JGP MASTER FUNDO INV EM ACOES; SOLOIST CAPITAL LLC; JGP INST FUNDO INV ACOES; OURO BR MULT CRED PRIV F INV; ITCA MULT CRED PRIV FUNDO INV; EMPLOYEES RET SYSTEM OF TEXAS; FIDELITY I T FID EMRG MARK FND; FIDELITY C I P L F C ST CEN FD; FRANKLIN TEMPL CORP CLASS LTD; GOLDMAN S TR GOL SAC BRIC FUND; GOLDMAN S TR GOLD SAC MKT EQ F; JPMORGAN BR EQ MAS INV TRUST; MORGAN S I F DIV ALP PLUS FUND; MORGAN S INV FUN EM MK EQ FUND; JPMORGAN F F LAT AMER EQ FUND; NORGES BANK; PENN SER EM MARK EQUITY FUND; SOUTHERN C SYS MAS RETIREMENT; STATE O WYOM WYOM ST TREASURER; STICHTING D A EM MARK EQ POOL; T ROWE PR EM MARK STOCK FUND; T ROWE PRICE FUNDS SICAV; T R P I F T ROWE PR L AMER FUN; T ROWE PRICE RETIR DATE TRUST; T F I O B O I S S T R P I M EF; VANGUARD INVESTMENT SERIES PLC; HSBC FUNDO INV EM ACOES ZINCO; HSBC FI MULT PREV AMB; HSBC FI ACOES TOP; HSBC F MULT PREV EMPR MODERADO; FASERN FUND C P COMPLEMENTAR; HSBC FIM PREV FUTURE COMP I; HSBC FUN INV AC INSTITUCIONAL; HSBC FUN INV AC SAN HEL VALOR; MICHELIN PREVIDENCIARIA PREVIM; HSBC FUNDO INV EM ACOES PLUS; HSBC FUNDO DE PENSAO; HSBC FI MULT PREV FUT COMP II; HSBC FI MULTIMERCADO ABAETE; P G PREV SOC PREV PRIVADA; HSBC FI MULT PREV AGRESSIVO; HSBC FI MULT PREV MODERADO II; HSBC FI MULT PREV MODERADO; HSBC FUNDO DE INV MULTI ACOES; HSBC FUNDO INV DE ACOES NITE; HSBC FI MULT PREVIDENCIARIO 49; UNILEVERPREV SOC PREV PRIVADA; TRUST A C S B L T H B N MO FD; THE M T B O J T F H BR MOT FD; HSBC GL INV FUN BRAZIL EQUITY;HSBC GL INV FUNDS BRIC EQUITY; HSBC G INV FUN LAT AMER EQUITY; HSBC FIM PREV FUTURE COMP III; FUNDO MUT INV AC CCF SALUBRE; SARAH PREVIDENCIA; HSBC FIM PREV TAGUAIBA; HSBC FI MULT PREVID AGR VGBL; TUCANO F INV M PREVIDENCIARIO; HSBC FI MM PREVID MODER VGBL; HSBC FUN INV MULT PREV DELFUS; FIF MULTIMERCADO UNIPREV IV; HSBC FI ACOES VALOR; HSBC PRIV BANK WORLD FUNDS PLC; KONDOR FUNDO DE INVESTIMENTO; FALKON EQUITIES LLC; EDUARDO FONTANA D AVILA; ZOE SILVEIRA DAVILA; ODYLLA FONTANA D'AVILA; DANIELLE FONTANA D A TRANCHESI; ONEIDA MARIA SCHNITZER FONTANA; ATTILIO FONTANA NETO; RUTH ESCOREL FONTANA; MARIA APARECIDA CUNHA FONTANA; VANIA DA CUNHA FONTANA; WALTER FONTANA FILHO; VERA LUCIA FONTANA; ROMANO ANCELMO FONTANA FILHO; MARCELO FONTANA; ETON PARK FUND LP; EP TISDALE LLC; CSHG COMM FIM CREDITO PRIVADO; CSHG V M FUN INV MULTIMERCADO; CSHG VER EQ MAS FUN INV ACOES; CSHG MAS ACOES FI PREV ACOES; SAO FERNANDO V FUNDO INV ACOES; IP PART INST MASTER FIA; BANESPREV MAIS VALOR ACOES FI; HATTERAS LLC; BRANSFIELD LLC; FUNDO INV EM ACOES IP SELECAO; IP VAL HED MAS FUNDO INV ACOES; HELONA INVESTMENTS LLC; FIA SUL AMER TARPON GOV I; SUL AMER TARPON SUL ENERG FIA; SUL AMERICA FIA PUMA III; FUNDO INV DE ACOES CINCO CINCO; FUNDO INV DE ACOES TARPON CFJ; FUNDO INV AC MIR ACOES VALOR; FFB1 FUNDO DE INV EM ACOES; TARPON INST FUNDO INV ACOES; TIRADENTES VAL FUNDO INV ACOES; TAEF FUND LLC; TF FUND LLC; LONGFIELD ROAD INVESTMENTS LP; BRECKENRIDGE LANE INV LP; VIMAR PARTICIPACOES LTDA; HOOKIPA INVESTMENTS LLC; FUND ECONOMIARIOS FEDER FUNCEF; SHAREHOLDERS PRESENT IN SÃO PAULO OFFICE: ETON PARK FUND LP; EP

TISDALE LLC; HENRIQUE PEDROSO MANGILI; ANTONIO CARLOS ZANELLA; NEY ANTONIO FLORES SCHWARTZ; LUIZ FERNANDO FURLAN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 29, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director